UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-40996

MDXHEALTH SA

(Translation of registrant’s name into English)

CAP Business Center

Zone Industrielle des Hauts-Sarts

4040 Herstal, Belgium

+32 4 257 70 21

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

MDXHEALTH SA

On October 20, 2023, MDxHealth SA (the “Company”) amended its Articles of Association to account for a capital increase of 2,500,000 new shares. On November 3, 2023, the Company amended its Articles of Association to amend article 9 to allow for the de-listing of the Company’s ordinary shares from listing and trading on Euronext Brussels (the “De-Listing”). The De-Listing and proposed amendments to the Company’s Articles of Association were approved by shareholders at the extraordinary general shareholders’ meeting of the Company that was held on November 3, 2023. A copy of the English translation of the amended Articles of Association as of November 3, 2023 is attached as Exhibit 3.1 hereto and is incorporated by reference herein.

The information in the attached Exhibit 3.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibit No.	Description of Exhibit
3.1	Articles of Association of MDxHealth SA, as of November 3, 2023 (English Translation)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDXHEALTH SA

Date: November 8, 2023	By:	/s/ Michael McGarrity
		Name:	Michael McGarrity
		Title:	Chief Executive Officer

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